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SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2016 (MM/DD/YY) AND ENDING DECEMBER 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE GLOBAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11 FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, WESTON SOMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE GLOBAL SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE GLOBAL SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foreside Global Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Global Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Foreside Global Services, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 22, 2017

FORESIDE GLOBAL SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash	$ 355,101	
Prepaid expenses	29,533	
Total Assets		$ 384,634
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 14,175	
Due to related party	6,144	
Total Liabilities		$ 20,319
Commitments and Contingencies		
Member's Equity		364,315
Total Liabilities and Member's Equity		$ 384,634

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Foreside Global Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company is approved by FINRA to serve as the distributor and principal underwriter to various investment companies (the "Funds"). As of December 31, 2016, the Company did not have any clients.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2016, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accounts payable.

As of December 31, 2016, the Company had no financial instruments that required to be fair valued.

NOTE 3 - FAIR VALUE (CONTINUED)

There were no transfers between Levels 1, 2, and 3 as of December 31, 2016.

At December 31, 2016, the Company did not hold any Level 2 or Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2016, these allocated expenses totaled $75,867. At December 31, 2016, amounts due to the related party totaled $6,144, which is included in "Due to related party" on the Statement of Financial Condition.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2016, the Company received capital contributions from the Parent totaling $125,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. At December 31, 2016, the Company had net capital of $334,782, which was $84,782 in excess of its minimum required net capital of $250,000.

NOTE 6 - REGULATORY COMPLIANCE

Prior to August 2, 2016, the Company claimed exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds. Effective August 2, 2016, the Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FORESIDE GLOBAL SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016